                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Fresh America Corp.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                        ---------------------------------
                         (Title of Class of Securities)

                                    35803R105
                              -------------------
                                 (CUSIP Number)

              Arthur W. Hollingsworth, 13355 Noel Road, Suite 2210

                       Dallas, Texas 75240; (972) 702-7390
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)


                                September 4, 2001
                               -------------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

CUSIP NO. 35803R105                    13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      North Texas Opportunity Fund LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

CUSIP NO. 35803R105                    13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      North Texas Opportunity Fund Capital Partners LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    PN
------------------------------------------------------------------------------

CUSIP NO.   35803R105                 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      NTOF LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO
------------------------------------------------------------------------------

CUSIP NO.     35803R105             13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      North Texas Investment Advisors LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    CO
------------------------------------------------------------------------------

CUSIP NO.     35803R105             13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      Arthur W. Hollingsworth

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------

CUSIP NO. 35803R105                      13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Luke M. Sweetser
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                            [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 35803R105                      13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Gregory A. Campbell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,934,094
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,934,094
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                            [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                  Schedule 13D
            Under the Securities and Exchange Commission Act of 1934

                                  Introduction

Item 1.  Security and Issuer

         This Statement relates to the common stock, $.01 par value, ("Common Stock") of Fresh America Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240.

Item 2.  Identity and Background

         (a) This Statement is filed by (i) North Texas Opportunity Fund LP ("NTOF") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 8; (ii) North Texas Opportunity Fund Capital Partners LP ("NTOF Partners"), as an indirect beneficial owner of this Common Stock given that NTOF Partners is the general partner of NTOF; (iii) NTOF LLC ("NTOF LLC") as an indirect beneficial owner of this Common Stock given that NTOF LLC is the general partner of NTOF Partners; (iv) North Texas Investment Advisors LLC ("NTI Advisors") as an indirect beneficial owner of this Common Stock given that NTI Advisors is the investment manager to NTOF; (v) Arthur W. Hollingsworth ("Hollingsworth"), as an indirect beneficial owner of this Common Stock given that Hollingsworth is a manager of NTOF LLC and of NTI Advisors;
(vi) Luke M. Sweetser ("Sweetser"), as an indirect beneficial owner of this Common Stock given that Sweetser is a manager of NTOF LLC and of NTI Advisors; and (vii) Gregory A. Campbell ("Campbell"), as an indirect beneficial owner of this Common Stock given that Campbell is a manager of NTOF LLC and of NTI Advisors (collectively, the "Reporting Persons").

         (b) The principal business address of the Reporting Persons is 13355 Noel Road, Suite 2210, Dallas, Texas 75240.

         (c) NTOF, NTOF Partners and NTOF LLC are private equity investment funds. NTI Advisors is an investment manager to NTOF. Hollingsworth, Sweetser and Campbell are investment/equity fund managers.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) NTOF is a limited partnership organized under the laws of the State of Texas. NTOF Partners is a limited partnership organized under the laws of the State of Delaware. NTOF LLC and NTI Advisors are limited liability companies organized under the laws of the State of Delaware. Hollingsworth, Sweetser and Campbell are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

         Operating capital of NTOF was used to purchase the shares of Series D Preferred Stock and Warrants issued to NTOF pursuant to the transaction described in Item 4 below.

Item 4.  Purpose of Transaction

     On August 14, 2001, NTOF, the Issuer and certain other parties executed a Securities Exchange and Purchase Agreement ("Purchase Agreement") whereby NTOF would invest $5 million in cash in exchange for 50,000 shares of Series D Preferred Stock of the Issuer and warrants ("Warrants") to purchase an aggregate of 84,100,980 shares of Common Stock, or approximately 50% of the Issuer's fully diluted Common Stock. The transactions contemplated by the Purchase Agreement were effective as of September 5, 2001, subject to certain post-closing conditions. Although the Warrants are immediately exercisable, the Company currently does not have a sufficient number of authorized shares of Common Stock to issue upon exercise of the Warrants. Therefore, before the Warrants may be exercised by NTOF, shareholder approval must be obtained to, among other things, approve an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of Common Stock and decrease the stated par value of the Common Stock. A copy of the Purchase Agreement and Post-Closing Agreement related thereto are attached hereto as Exhibits B and F, respectively. A copy of the Warrant is attached hereto as Exhibit D.

     The Certificate of Designations for the Series D Preferred Stock of the Issuer provides, among other things, for special voting rights upon failure to receive shareholder approval in connection with the matters contemplated by the Purchase Agreement. These voting rights provide that upon failure to receive the requisite shareholder approval by December 31, 2001, then, from and after January 1, 2002, the holders of the Series D Preferred Stock shall be entitled
(i) except as otherwise provided by applicable law, to vote as a separate class on all matters on which any shareholder of the Issuer are entitled to vote or to consent: and (ii) to vote together with the holders of Common Stock on all matters on which any holder of Common Stock is entitled to vote or to consent, with each share of Series D Preferred Stock being entitled to 250 votes per share. A copy of the Certificate of Designation for the Series D Preferred Stock is attached hereto as Exhibit E.

     NTOF, the Issuer and certain other parties also executed a Shareholders Agreement ("Shareholders Agreement") on August 14, 2001 which, among other things, provides that for so long as NTOF owns any capital stock of the Issuer, NTOF shall have the right to designate three of the five directors of the Issuer. In addition, under certain circumstances, NTOF may have the right to designate one additional director to the Board. The Shareholders Agreement also contains a voting agreement whereby NTOF and certain other shareholders have agreed to vote all shares owned or later acquired by such shareholders so that at all times the persons designated to serve as members of the Board of Directors pursuant to the provisions of the Shareholders Agreement will be elected and remain members of the Board of Directors. A copy of the Shareholders Agreement is attached hereto as Exhibit C.

     On September 4, 2001, as a material inducement to consummating the transactions set forth in the Purchase Agreement, NTOF and Larry Martin, a shareholder of the Issuer ("Martin"), executed a Voting Agreement and Irrevocable Proxy ("Martin Voting Agreement") whereby Martin has agreed (i) not to transfer or otherwise dispose of the 3,166,694 shares of Common Stock presently owned by him, as well as any shares of Common Stock purchased by him after the date of execution of the Martin Voting Agreement, and (ii) to vote such shares of Common Stock so as to facilitate the consummation of the transactions contemplated by the Purchase Agreement, including the approval of the amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock and decreasing the stated par value of the Common Stock. Martin has granted an irrevocable proxy to Hollingsworth and Sweetser to vote Martin's shares of Common Stock in connection with and in favor of the transactions contemplated by the Purchase Agreement. A copy of the Martin Voting Agreement is attached hereto as Exhibit A.

     On September 10, 2001, as a material inducement to consummating the transactions set forth in the Purchase Agreement, NTOF and Gruber & McBaine Capital Management, a beneficial owner of the Issuer's Common Stock ("Gruber & McBaine"), executed a Voting Agreement and Irrevocable Proxy ("Gruber & McBaine Voting Agreement") whereby Gruber & McBaine has agreed (i) not to transfer or otherwise dispose of the 767,400 shares of Common Stock over which it has disposition power, as well as any shares of Common Stock that it purchases after the date of execution of the Gruber & McBaine Voting Agreement, and (ii) to vote such shares of Common Stock so as to facilitate the consummation of the transactions contemplated by the Purchase Agreement, including the approval of the amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock and decreasing the stated par value of the Common Stock. Gruber & McBaine has granted an irrevocable proxy to Hollingsworth and Sweetser to vote its shares of Common Stock in connection with and in favor of the transactions contemplated by the Purchase Agreement. A copy of the Gruber & McBaine Voting Agreement is attached hereto as Exhibit G.

Item 5. Interest in Securities of Issuer

        (a) The Reporting Persons are the beneficial owners of 3,934,094 shares of Common Stock of the Issuer. This holding represents approximately 47% of the total of 8,410,098 shares of Common Stock currently outstanding (according to information provided to the Reporting Persons by the Issuer).

        (b) The Reporting Persons have the shared power to vote or direct the vote of 3,934,094 shares of Common Stock of the Issuer. The Reporting Persons do not have the power to dispose or to direct the disposition of any shares of Common Stock of the Issuer.

        (c) Except as disclosed above in response to Item 4, there have been no transactions in shares of Common Stock by the Reporting Persons.

        (d) Larry Martin has the right to receive and power to direct receipt of dividends, or the proceeds from the sale of 3,166,694 shares of Common Stock of the Issuer. Gruber & McBaine Capital Management is a registered investment adviser whose clients have the right to receive and power to direct receipt of dividends from, or the proceeds from the sale, of 767,400 shares of Common
Stock of the Issuer.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        See Item 4 above.

Item 7. Material to Be Filed as Exhibits

    Exhibit No.       Description
    -----------       -----------

         A Voting Agreement and Irrevocable Proxy, dated September 4, 2001 by and between North Texas Opportunity Fund LP and Larry Martin

         B Securities Exchange and Purchase Agreement, dated August 14, 2001, by and among Fresh America Corp., North Texas Opportunity Fund LP and each of John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company

         C Shareholders Agreement, dated August 14, 2001, by and among Fresh America Corp., North Texas Opportunity Fund LP and each of John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company

         D North Texas Opportunity Fund LP Warrant to purchase 84,100,980 shares of common stock of Fresh America Corp.

         E            Certificate of Designation

         F Post-Closing Agreement dated as of September 5, 2001, by and among Fresh America Corp., North Texas Opportunity Fund LP, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company.

         G Voting Agreement and Irrevocable Proxy, dated September 10, 2001, by and between North Texas Opportunity Fund LP and Gruber & McBaine Capital Management.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2001          NORTH TEXAS OPPORTUNITY FUND LP

                            By: North Texas Opportunity Fund Capital
                                  Partners LP, its general partner

                            By: NTOF, LLC, its general partner

                            By:  /s/ Arthur W. Hollingsworth
                               -------------------------------------

                            Name:  Arthur W. Hollingsworth

                            Title: Manager

September 14, 2001          NORTH TEXAS OPPORTUNITY FUND CAPITAL
                            PARTNERS LP

                            By: NTOF, LLC, its general partner

                            By:  /s/ Arthur W. Hollingsworth
                               -------------------------------------

                            Name:  Arthur W. Hollingsworth

                            Title: Manager


September 14, 2001          NTOF, LLC

                            By:  /s/ Arthur W. Hollingsworth
                               -------------------------------------

                            Name:  Arthur W. Hollingsworth

                            Title: Manager


September 14, 2001          ARTHUR W. HOLLINGSWORTH


                                 /s/ Arthur W. Hollingsworth
                            ----------------------------------------


September 14, 2001          NORTH TEXAS INVESTMENT ADVISORS LLC

                            By:  /s/ Arthur W. Hollingsworth
                               -------------------------------------

                            Name:  Arthur W. Hollingsworth

                            Title: Manager

September 14, 2001                   LUKE M. SWEETSER


                                        /s/ Luke M. Sweetser
                                     ------------------------------------



September 14, 2001                   GREGORY A. CAMPBELL


                                        /s/ Gregory A. Campbell
                                     ------------------------------------




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).